Exhibit 12
Advanced Lighting Technologies, Inc.
Exhibit 12 — Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Reorganized Company			Predecessor Company
	Year	Year	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	December 31,	Year Ended June 30,
	2006	2005	2004	2003	2003	2002
Consolidated pretax income (loss) from operations	$(3,162)	$8,015	$1,006	$(13,235)	$(27,627)	$(29,355)
Interest expense	14,488	13,864	6,852	7,459	11,608	12,121
Interest portion of rent expense	662	662	321	369	818	819

Earnings (Loss)	$11,988	$22,541	$8,179	$(5,407)	$(15,201)	$(16,415)

Interest expense	$14,488	$13,864	$6,852	$7,459	$11,608	$12,121
Interest capitalized	—	—	8	37	370	900
Interest portion of rent expense	662	662	321	369	818	819
Preferred share accretion	—	—	—	—	2,098	2,736

Fixed charges	$15,150	$14,526	$7,181	$7,865	$14,894	$16,576

Ratio of earnings to fixed charges	0.8	1.6	1.1	—	—	—

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. Earnings were inadequate to cover fixed charge requirements by $3,162 for the year ended June 30, 2006, $13,272 for the six months ended December 31, 2003, $30,095 in fiscal 2003, and $32,991 in fiscal 2002.